SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2002

or

X	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from July 1, 2002 to December 31, 2002.

Commission File Number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308,THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO

B.

Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY
FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS
UNION OF AMERICA, AFL-CIO

TABLE OF CONTENTS

Pages
Financial Statements:

Plan Assets and Liabilities As of December 31, 2002 and June 30, 2002	3

Income, Expenses and Transfers for the Period July 1, 2002 through December 31, 2002	4

Specific Assets Held As of December 31, 2002	5

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO SMALL PLAN FINANCIAL INFORMATION

	June 30, 2002	December 31, 2002

Plan assets and Liabilities:

Total Plan Assets	$ 7,082,769	$ 6,586,473

Total Plan Liabilities	--	--

Net Plan Assets	$ 7,082,769	$ 6,586,473

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO SMALL PLAN FINANCIAL INFORMATION

Period July 1, 2002 through December 31, 2002

Income, Expenses and Transfers:
Contributions:
Employer	$ 88,447
Participants	143,474
Other Income	(590,095)
Total income	(358,174)
Benefits paid	126,545
Other expenses	11,577

Total deductions	138,122

Net income	$ (496,296)

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO SMALL PLAN FINANCIAL INFORMATION

December 31, 2002
Specific Assets:
Employer Securities	$ 2,547,360
Participant Loans	$ 94,507

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO (name of plan)

Date: June 23, 2003	/s/ Anthony E. Manning Anthony E. Manning Chairman, Dominion Resources, Inc. Administrative Benefits Committee